From:Donald Bosch – CEO and Director

Cocannco, Inc.

11 West Hampden Ave

Suite L100

Englewood, CO  80110

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Date:December 18, 2019

RE:  Request for Qualification of Offering

Statement Filed November 22, 2019.

We formally request that the Regulation A Offering filed November 22, 2019 be Qualified, as amended, effective Monday December 23rd, 2019.

Thank you,

/s/ Donald Bosch

Donald Bosch

CEO - Director